SECURITIES AND EXCHANGE COMMISSION

WASHINGTON,  D.C. 20549

FORM 12b-25

Commission File Number: 000-53997

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q
☐ Form N-SAR

For Period Ended:
☒ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: March 31, 2014

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	CALPIAN, INC.
Former name if applicable
Address of principal executive office	500 North Akard Street, Suite 2850
City, state and zip code	Dallas, Texas 75201

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the transition report on Form 10-K for the relevant fiscal year has imposed time constraints that have rendered timely filing of the transition report on Form 10-K impracticable without undue hardship and expense to the registrant.  The registrant undertakes the responsibility to file such transition report no later than fifteen  days after its original due date, July 24, 2014, which, in accordance with the applicable rules of the Securities and Exchange Commission, is the date that is 90 days after the date of determination by the registrant’s Board of Directors to change the fiscal closing date.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

  Scott Shiao Arey       (214)  758-8600

       (Name)                (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                       ☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       ☒    Yes     ☐    No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Change for Results of Operation

For the Year Ended March 31, 2014

It is anticipated that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the transition report on Form 10-K due to the consolidation of its majority-owned subsidiary, Digital Payments Processing Limited, and related variable interest entities, all company organized under the laws of India.  This consolidation is expected to result in significant period-to-period changes related to consolidated operations, as well as a change in the carrying value of the enterprise. The foregoing is qualified in its entirety by the full period-to-period comparison that will be provided in the Annual Report to which this Form 12b-25 relates.

Calpian, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 23, 2014	s/ Scott Arey
By: Scott Arey
Title: Chief Financial Officer